Filed by Foot Locker, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Foot Locker, Inc.

Commission File No.: 001-10299

Date: May 15, 2025

FL / DKS Transaction Leader Toolkit

From:	Mary Dillon

To:	Senior Leaders

Re:	Leader Communications Toolkit

Date:	May 15, 2025

Overview

We will announce that Foot Locker, Inc. has entered into a definitive agreement to be acquired by DICK’S Sporting Goods. This transaction marks an important milestone and new chapter for our Company and is a testament to our team’s hard work and dedication to our mission to unlock the “inner sneakerhead” in all of us.

By joining forces with DICK’S, we will be able to provide an even stronger global platform for our partners and be better positioned to serve our consumers’ ever-evolving needs through iconic concepts, enhanced store designs and omnichannel experiences, as well as a product mix that that appeals to our different customer bases.

As we move forward, please keep in mind that this announcement is just the first step. There is much work to be done before we can complete the transaction, which we expect to occur in the second half of 2025. Until then, Foot Locker and DICK’S remain separate and independent companies, and it is business as usual.

The best thing every one of us can do is stay focused on executing our Lace Up Plan and delivering for our customers.

Your Role

As leaders at Foot Locker, you will play an important role in communicating with our team members and other external stakeholders about this announcement. We are counting on you to help keep your teams focused on their day-to-day responsibilities and on continuing to serve our customers.

This memo and the attached communications materials are designed to assist in your discussions. These materials include:

•	A copy of the press release that will be issued;
•	A team member letter and FAQ that will be distributed immediately after the press release is issued; and
•	Talking points (below) to help guide your conversations with team members and other stakeholders.

As we move forward, please keep in mind:

•	Stay on message. These materials have been approved by legal counsel and some will be filed with the SEC. Therefore, it is important that you do not add to or alter these materials or any other communications you may receive in the future regarding this announcement.

•	Keep your teams focused. While this is exciting news and we look forward to our future with DICK’S, this announcement is just the first step in the process. Please emphasize that for now, it remains business as usual at Foot Locker, and nothing is changing in the near term. We’re counting on our teams to continue focusing on our strategy, day-to-day operations and responsibilities.

•	You will set the tone: please stay confident and forward-looking. Your team may have questions about the transaction. As a leader, they will look to you for information, guidance and reassurance. How you talk about the transaction will influence team members’ opinions. Please stay confident, positive and forward-looking about the news, and encourage your team to do the same.

•	It is always okay to acknowledge that we don’t yet have all the answers. Please do not speculate or offer opinions when responding to inquiries from team members. You can use the following response:

“That’s a great question. It is still early in the process, and I do not have all the answers today. I will get back to you as soon as I can.”

•	It is important that we speak with one voice. This announcement may garner attention from the media and other parties. Consistent with our policy, please forward any media inquiries to mediarelations@footlocker.com, and any investor inquiries to ir@footlocker.com.

Thank you for your continued support and leadership.

Team Member Talking Points

What We Announced

•	We announced that Foot Locker has entered into a definitive agreement to be acquired by DICK’S Sporting Goods.

•	Foot Locker is an incredible business with a storied history as a global leader in sneaker culture. This transaction marks an exciting new chapter for the Company.

•	By joining forces with DICK’S, we will be able to provide an even stronger global platform for our partners and be better positioned to serve our consumers’ ever-evolving needs through iconic concepts, enhanced store designs and omnichannel experiences, as well as a product mix that appeals to our different customer bases.

Background on DICK’S

•	You are likely already familiar with DICK’S as a leading omnichannel retailer among athletes and outdoor enthusiasts.

•	The business was founded in 1948 and today has more than 850 stores serving millions of customers across the U.S.

•	Like Foot Locker, DICK’S has been successful in building a strong omnichannel athlete experience, differentiated product assortment and deep engagement with its customers.

Benefits / Terms of the Transaction

•	We are confident that together we will be even better positioned to expand sneaker culture, elevate the omnichannel experience for our customers and brand partners, and enhance our position in the industry.

•	The transaction is expected to close in the second half of 2025, subject to customary closing conditions, including regulatory approvals and approval by Foot Locker’s shareholders.

•	Upon close, we expect DICK’S to operate Foot Locker as a standalone business unit within its portfolio and maintain our brands.

•	Until then, Foot Locker and DICK’S remain separate and independent companies, and it is business as usual.

What This Means for You

•	For all of our team members, this announcement is a testament to everyone’s hard work and dedication.

•	As we have gotten to know DICK’S better throughout this process, it has become clear that they share our vision for excellence. DICK’S recognizes the power of our operations and the cultural significance and brand equity that we have built within the communities we serve.

•	As such, DICK’S is excited to welcome our talented team and dedicated Stripers around the world, while honoring and amplifying our passion and expertise for our business.

•	Importantly, our companies have similar foundational values – integrity, excellence, innovation and teamwork – and we are confident DICK’S is the right partner to help us unlock Foot Locker’s full potential.

•	DICK’S aims to invest in and grow our brand to position the combined company for long-term success and profitable growth.

•	As we move forward, it’s important to keep in mind that this announcement is just the first step in a process that will take time to complete.

•	Nothing is changing today, and you should not expect any near-term changes to our business priorities or your roles and responsibilities.

•	The best thing we can all do is stay focused on our Lace Up Plan and continue delivering for our brand partners and consumers worldwide.

Next Steps

•	Looking ahead, there are many things still to be determined about how our two companies will come together.

•	While we don’t yet have all the answers, we are committed to being transparent and keeping you informed as we have updates to share.

•	On behalf of the entire Board and management team, thank you for your continued dedication and commitment to Foot Locker.

External Stakeholder Talking Points

What We Announced

•	We announced that Foot Locker has entered into a definitive agreement to be acquired by DICK’S Sporting Goods.

•	Foot Locker is an incredible business with a storied history as a global leader in sneaker culture. This transaction marks an exciting new chapter for the Company.

•	By joining forces with DICK’S, we will be able to provide an even stronger global platform for our partners and be better positioned to serve our consumers’ ever-evolving needs through iconic concepts, enhanced store designs and omnichannel experiences, as well as a product mix that appeals to our different customer bases.

Background on DICK’S

•	You are likely already familiar with DICK’S as a leading omnichannel retailer among athletes and outdoor enthusiasts.

•	The business was founded in 1948 and today has more than 850 stores serving millions of customers across the U.S.

•	Like Foot Locker, DICK’S has been successful in building a strong omnichannel athlete experience, differentiated product assortment and deep engagement with its customers.

Benefits of the Transaction

•	We are confident that together we will be even better positioned to expand sneaker culture, elevate the omnichannel experience for our customers and brand partners, and enhance our position in the industry.

•	The transaction is expected to close in the second half of 2025, subject to customary closing conditions, including regulatory approvals and approval by Foot Locker’s shareholders.

•	Upon close, we expect DICK’S to operate Foot Locker as a standalone business unit within its portfolio and maintain our brands.

•	Until then, Foot Locker and DICK’S remain separate and independent companies, and it is business as usual.

Additional for Brand Partners / Vendors / Suppliers

•	We are excited about this transaction and what it means for our partnership.

•	As part of DICK’S, we will be better positioned to serve the evolving needs of a broader range of consumers around the world and offer multiple platforms for both established and emerging partners to showcase their assortments and increase visibility.

•	For now, it is business as usual and there are no changes to how we work with you.

•	We will continue to keep you informed of key milestones as we work toward the closing.

•	In the meantime, please reach out to your usual Foot Locker contact with any questions.

•	As always, thank you for your continued partnership and support.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified as those that may predict, forecast, indicate or imply future results or performance and by forward-looking words such as “believe”, “anticipate”, “expect”, “estimate”, “predict”, “intend”, “plan”, “project”, “goal”, “will”, “will be”, “will continue”, “will result”, “could”, “may”, “might” or any variations of such words or other words with similar meanings. Any statements about DICK’S Sporting Goods, Inc.’s (“DICK’S Sporting Goods”), Foot Locker, Inc.’s (“Foot Locker”) or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. These statements are subject to known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time, many of which may be beyond DICK’S Sporting Goods’, Foot Locker’s and the combined company’s control. DICK’S Sporting Goods’, Foot Locker’s and the combined company’s future performance and actual results may differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements should not be relied upon as a prediction of actual results. Forward-looking statements include statements regarding, among other things, the benefits of the combination of DICK’S Sporting Goods and Foot Locker (the “Transaction”), including future financial and operating results and the combined company’s plans, objectives, expectations, intentions, growth strategies and culture and other statements that are not historical facts.

Factors that could cause actual results to differ materially from those expressed or implied in any forward-looking statements include, but are not limited to, current macroeconomic conditions, including prolonged inflationary pressures, potential changes to international trade relations, geopolitical conflicts and adverse changes in consumer disposable income; supply chain constraints, delays and disruptions; fluctuations in product costs and availability due to tariffs, currency exchange rate fluctuations, fuel price uncertainty and labor shortages; changes in consumer demand for products in certain categories and consumer lifestyle changes; intense competition in the sporting goods industry; the overall success of DICK’S Sporting Goods’, Foot Locker’s and the combined company’s strategic plans and initiatives; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s vertical brand strategy and plans; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s ability to optimize their respective distribution and fulfillment networks to efficiently deliver merchandise to their stores and the possibility of disruptions; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s dependence on suppliers, distributors, and manufacturers to provide sufficient quantities of quality products in a timely fashion; the potential impacts of unauthorized use or disclosure of sensitive or confidential customer, employee, vendor or other information; the risk of problems with DICK’S Sporting Goods’, Foot Locker’s and the combined company’s information systems, including e-commerce platforms; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s ability to attract and retain customers, executive officers and employees; increasing labor costs; the effects of the performance of professional sports teams within DICK’S Sporting Goods’, Foot Locker’s and the combined company’s core regions of operations; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s ability to control expenses and manage inventory shrink; the seasonality of certain categories of DICK’S Sporting Goods’, Foot Locker’s and the combined company’s operations and weather-related risks; changes in applicable tax laws, regulations, treaties, interpretations and other guidance; product safety and labeling concerns; the projected range of capital expenditures of DICK’S Sporting Goods, Foot Locker and the combined company, including costs associated with new store development, relocations and remodels and investments in technology; plans to return capital to stockholders through dividends and share repurchases, if any; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s ability to meet market expectations; the influence of DICK’S Sporting Goods’ Class B common stockholders and associated possible scrutiny and public pressure; compliance and litigation risks; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s ability to protect their respective intellectual property rights or respond to claims of infringement by third parties; the availability of adequate capital; obligations and other provisions related to DICK’S Sporting Goods’, Foot Locker’s and the combined company’s indebtedness; DICK’S Sporting Goods’, Foot Locker’s and the combined company’s future results of operations and financial condition; the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the Transaction; the outcome of any legal proceedings that may be instituted against DICK’S Sporting Goods or Foot Locker, including with respect to the Transaction; the possibility that the Transaction does not close when expected or at all because required regulatory or shareholder approvals or other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction, including anticipated cost synergies, may not be fully realized or may take longer to realize than expected; the ability to promptly and effectively integrate the businesses of DICK’S Sporting Goods and Foot Locker following the closing of the Transaction; the dilution caused by the issuance of shares of DICK’S Sporting Goods common stock in the Transaction; the possibility that a Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the terms of the debt financing incurred in connection with the Transaction; reputational risk and potential adverse reactions of DICK’S Sporting Goods’ or Foot Locker’s customers, employees or other business partners; and the diversion of DICK’S Sporting Goods’ and Foot Locker’s management’s attention and time from ongoing business operations and opportunities due to the Transaction. These factors are not necessarily all of the factors that could cause DICK’S Sporting Goods’, Foot Locker’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm DICK’S Sporting Goods’, Foot Locker’s or the combined company’s results.

For additional information on these and other factors that could affect DICK’S Sporting Goods’ or Foot Locker’s actual results, see the risk factors set forth in DICK’S Sporting Goods’ and Foot Locker’s filings with the Securities and Exchange Commission (the “SEC”), including DICK’S Sporting Goods’ most recent Annual Report on Form 10-K, filed with the SEC on March 27, 2025, and its other filings with the SEC, and Foot Locker’s most recent Annual Report on Form 10-K, filed with the SEC on March 27, 2025, and its other filings with the SEC. DICK’S Sporting Goods and Foot Locker disclaim and do not undertake any obligation to update or revise any forward-looking statement in this presentation, except as required by applicable law or regulation. Forward-looking statements included in this presentation are made as of the date of this presentation.

Additional Information about the Merger and Where to Find It

In connection with the Transaction, DICK’S Sporting Goods intends to file with the SEC a registration statement on Form S-4, which will include a proxy statement of Foot Locker that also constitutes a prospectus for the shares of DICK’S Sporting Goods common stock to be offered in the Transaction. Each of DICK’S Sporting Goods and Foot Locker may also file other relevant documents with the SEC regarding the Transaction. This communication is not a substitute for the proxy statement/prospectus or registration statement or any other document that DICK’S Sporting Goods or Foot Locker may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to shareholders of Foot Locker. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT DICK’S SPORTING GOODS, FOOT LOCKER, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about DICK’S Sporting Goods, Foot Locker and the Transaction once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by DICK’S Sporting Goods will be available free of charge on DICK’S Sporting Goods’ website at https://investors.dicks.com. Copies of the documents filed with the SEC by Foot Locker will be available free of charge on Foot Locker’s website at https://investors.footlocker-inc.com.

Participants in the Solicitation

DICK’S Sporting Goods, Foot Locker and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Transaction. Information about the directors and executive officers of DICK’S Sporting Goods is set forth in DICK’S Sporting Goods’ proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on May 2, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001089063/000108906325000054/dks-20250501.htm, under the headings “Corporate Governance,” “Director Compensation,” “Executive Compensation,” “Transactions with Related Persons” and “Stock Ownership,” DICK’S Sporting Goods’ Annual Report on Form 10-K for the fiscal year ended February 1, 2025, which was filed with the SEC on March 27, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1089063/000108906325000012/dks-20250201.htm, and to the extent holdings of DICK’S Sporting Goods securities by its directors or executive officers have changed since the amounts set forth in DICK’S Sporting Goods’ proxy statement for its 2025 annual meeting of stockholders, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or Statements of Changes in Beneficial Ownership on Form 4, which are filed with the SEC. Information about the directors and executive officers of Foot Locker is set forth in Foot Locker’s proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on April 10, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/850209/000110465925033769/tm2425908-3_def14a.htm, under the headings “Governance,” “Director Compensation,” “Executive Compensation” and “Shareholder Ownership,” Foot Locker’s Annual Report on Form 10-K for the fiscal year ended February 1, 2025, which was filed with the SEC on March 27, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/850209/000143774925009620/floc20241213_10k.htm, and to the extent holdings of Foot Locker securities by its directors or executive officers have changed since the amounts set forth in Foot Locker’s proxy statement for its 2025 annual meeting of shareholders, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or Statements of Changes in Beneficial Ownership on Form 4, which are filed with the SEC.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by DICK’S Sporting Goods and Foot Locker will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by DICK’S Sporting Goods will be available free of charge on DICK’S Sporting Goods’ website at https://investors.dicks.com and those filed by Foot Locker will be available free of charge on Foot Locker’s website at https://investors.footlocker-inc.com.